FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record No. 175

Santiago, November 24, 2015

Ger. Gen. No.  120/2015

Ref.:   Significant Event

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N° 1449

Santiago, Chile

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized on behalf of Enersis (the “Company”), I hereby inform you of the following significant event:

In its session held today, The Board of Directors of Enersis S.A. unanimously agreed to distribute an interim dividend of Ch$ 1.23875 per share on January 29, 2016, attributable to the fiscal year 2015 , corresponding to 15% of liquid net income as of September 30, 2015, in accordance with the Company’s current dividend policy .

Additionally, in accordance with the Official Letter N° 660/86 of the Superintendence, Form N°. 1 is hereto attached which details the agreed upon interim dividend. Its distribution and payment were agreed upon by the Board of Directors of Enersis S.A., in its session held today.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.       Santiago Stock Exchange

             Electronic Stock Exchange

             Valparaíso Stock Exchange

             Banco Santander Santiago – Bondholders Representative  Risk Classification Commission

SUPERINTENDENCE OF

SECURITIES AND INSURANCE

CHILE

INTERNAL USE: S.V.S. RECEPTION OFFICE

FORM No. 1

 DIVIDENDS DISTRIBUTION

0.01 Original information: YES 0.02 Date: 11/ 24 /2015 (MM DD YY)

1. COMPANY IDENTIFICATION AND MOVEMENT

1.01 Tax N°. : 94.271.000-3 .                                                     1.02 Date: 11/ 24 / 2015 (MM DD YY)

1.03 Company: ENERSIS S.A.

1.04 Securities Registry No.: 0175 .                                          1.05 Affected series: Unique.

1.06 Stock Exchange Code : ENERSIS .                                 1.07 Individualization of the movement: 92.-

2. AGREEMENT AND  AMOUNT OF THE DIVIDEND

2.01 Agreement date: 11/ 24/ 2015 (MM DD AA)

2.02 Agreement Settlement: 3 . (1: Ordinary Shareholders Meeting / 2: Extraordinary Shareholders Meeting / 3: Board Meeting)

2.03 Amount of the Dividend: 60,813,790,451                                    2.04 Type of Currency: Ch$ -- .

3. SHARES AND SHAREHOLDERS WITH RIGHT

3.01 Number of shares: 49,092,772,762 3.02 Closing date: 01/ 23/ 16 (MM DD YY)

4.CHARACTERISTICS OF THE  DIVIDEND

4.01 Type of dividend: 1. (1: Interim / 2: Definitive minimum by law/ 3 Definite additional or eventual)

4.02 Year Ended: 09 / 30/ 15 (MM DD AA)

4.03 Type of payment: 1 . (1: In cash / 2: Optional in cash or shares of the issuance / 3: Optional in cash or shares of others companies / 4: Other )

5.  PAYMENT OF THE DIVIDEND IN CASH (In cash or optional in cash or shares)

5.01 Payment in cash: 1.23875 /acc.. 5.02 Type of currency: Ch$ --. 5.03 Payment date: 01/ 29/ 2016 (MM DD YY)

(CONTINUES IN BACK)

6. DISTRIBUTION OF THE OPTIONAL  DIVIDEND IN SHARES

6.01 Started date:    / /     (MM DD YY)

6.02 Expiration Option Date:    / /    (MM DD YY)

6.03 Date of the distribution of shares:     / /    (MM DD YY)

6.04 Series to choose:                      (Only if the option is based on shares of own issuance)

6.05 Shares post movement:                   (Only if the option is based on shares of own issuance)

6.06 Tax N° of the Issuer:                   (Only if the option is based on shares in which the company is holder)

6.07 Ticker local Exchange :               .

6.08 Factor of shares:                 shares to be received by one share with right

6.09 Share price:        /acc.                                                                       6.10 Type of currency: Ch$         .

7. OBSERVATIONS

Tax Effects: The Tax Credit that could have this dividend will be announced promptly to the shareholders..

Dividend: This dividend will be charged to 2015 Net Income and corresponds to 15% of the liquid income for the year ended September 30, 2015, whose constitutes the interim dividend in accordance with the Company’s Dividend Policy for 2015.

Hour, Place and Payment procedures: To all shareholders with its corresponding authorization, the dividend will be transferred into the bank account or savings accounts of the shareholder. To shareholders who requested to have their dividend sent by mail, it will be sent by nominative check or bank draft, by certified mail, to the shareholder address registered in the Shareholders Registration. To shareholders who get their checks or bank draft directly, they must do it in Bank business days starting from January 30, 2015, at any of the Banco de Crédito e Inversiones, BCI, branch offices all along the country from Monday to Friday, from 9:00 a.m. to 2:00 p.m. This last modality will be also used for all those shareholders’ that have not expressly requested a form of payment and for all those whose bank accounts have been objected by the bank in a verification process prior to payment. In cases where the check or bank draft have been returned by the post office to DCV Registros S.A., they will remain under their custody until they are withdrawn or requested by the shareholders.

Newspaper and Publication Date: The publication of the dividend announcement, will be made in El Mercurio de Santiago newspaper, on January 18, 2016

Type of Entity: Publicly Held Limited Liability Stock Company.

Statement: "The information disclosed in this form accurate and correct, therefore, I assume the corresponding legal liability ".

SIGNATURE OF THE LEGAL REPRESENTATIVE:                                                                                      .

NAME OF THE LEGAL REPRESENTATIVE: LUCA D’AGNESE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: November 24, 2015